FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly Listed Company

Corporate Taxpayers’ ID (CNPJ) 47.508.411/0001-56

Corporate Registry (NIRE) 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 26, 2010

1.         DATE, TIME AND PLACE: The meeting was held on February 26, 2010, at 6 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), established at Avenida Brigadeiro Luís Antônio, 3142, in the City and State of São Paulo.

2.         PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.         CALL AND ATTENDANCE: Call duly made pursuant to Article 15 of the Company’s Bylaws. The majority of the board members attended the meeting.

4.         AGENDA: To analyze and approve the Financial Statements related to the fiscal year ended on December 31, 2009.

5.         RESOLUTIONS: After the meeting was convened, the board members present examined the item on the Agenda and unanimously approved, without any correction, the Financial Statements and the Management Report related to the fiscal year ended on December 31, 2009 considering the Independent Auditor’s Report, with a favorable report by the Fiscal Council. The members of the board also approved the forwarding of the Financial Statements and the Management Report, together with the Independent Auditor’s Report and the Report of the Fiscal Council, to the Shareholders General Meeting.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved and signed by all attending board members. São Paulo, February 26, 2010. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending board members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Candido Botelho Bracher, Fabio Schvartsman, Pedro Chermont and Guilherme Affonso Ferreira . Invited members: Arnaud Strasser and Samuel Elia. Minutes drawn up in the Company’s book, pursuant to paragraph 3 of Article 130 of Law 6,404/76, as amended.

This is a free English translation of the original instrument drawn up in the Company’s records.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 04, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.